Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Bob Purcell Ph: 866 964 8256 Paul McSharry Ph: 353 1 663 3600	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN BOARD UNANIMOUSLY ACCEPTS MCKENNA LONG REPORT

Elan Directors Schuler and Bryson Satisfied with Outcome

Dublin, Ireland, September 17, 2010 – Elan Corporation, plc (“Elan”) (NYSE: ELN) announced that at yesterday’s meeting of the Elan Board of Directors, the Board unanimously accepted a report prepared by the United States law firm of McKenna Long & Aldridge, LLP based upon a review it conducted.  McKenna Long, serving as independent counsel to the Board, reviewed a number of matters brought to the Board’s attention by certain Directors.

In summary, McKenna Long’s report found no legal breaches or other wrongdoing of any nature by Elan management, any member of its Board of Directors or its advisors.  The Board approved the McKenna report in full and accepted its recommendations, including considering the feasibility of voluntarily complying with US domestic reporting requirements notwithstanding Elan’s status as a foreign private issuer and adopting a US “best practices” conflicts policy.

Elan and Directors Vaughn Bryson and Jack Schuler have agreed to suspend the Irish High Court proceedings in light of the Board’s support and acceptance of the McKenna report, and the ultimate implementation of its findings, and to bring a renewed focus on Elan’s scientific mission.

Messrs Schuler and Bryson have expressed their satisfaction with the outcome of the McKenna process and have communicated their desire to resign from the Board. They will do so upon the election of a new Chairman over the course of the coming months or otherwise at the request of the Chairman, but in any event within 90 days.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.
Source: Elan Corporation, plc

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